UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,

Upper Church Street,

Douglas, Isle of Man, IM1 1EE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40- F ☐

EXPLANATORY NOTE

On August 11, 2025, Lifezone Metals Limited (the “Company”) announced that its indirect wholly-owned subsidiary, Kabanga Nickel Limited (the “Borrower”), entered into a $60 million secured bridge loan facility agreement (the “Bridge Loan Facility Agreement”) with Taurus Mining Finance Fund No. 2, L.P. (“Taurus”), a leading global provider of structured finance to the mining sector. A copy of that announcement is furnished as Exhibit 99.1 to this report on Form 6-K.

The bridge loan is intended to support advancement of the Kabanga Nickel Project, located in northwest Tanzania, by funding the development of critical early works and infrastructure development as the Company moves toward securing long-term project financing.

As part of the transaction, the Company has issued warrants to Taurus to purchase 2,500,000 of the Company’s ordinary shares, exercisable at an exercise price of $5.42 per share. The warrants will expire five years from the date of issuance.

The facility matures on July 31, 2027, and includes an option for the Borrower to extend the maturity date by six months. If the Borrower elects to extend, the Company will be required to issue an additional 1,500,000 warrants to Taurus on substantially the same terms.

The facility is secured by a security interest in the shares that Lifezone Limited, a wholly-owned subsidiary of the Company, holds in the Borrower, and by security interests in other assets relating to the Kabanga Nickel Project, including all of the assets of Borrower. The loan is also guaranteed by other subsidiaries of the Company.

The outstanding amounts under the facility bear interest at an annual rate of 9.25%, payable in arrears quarterly, and the principal amount is repayable in full on the maturity date.

The availability of the first drawdown under the facility is subject to the satisfaction of customary conditions precedent for a transaction of this nature, and the availability of the second drawdown is further subject to Tanzanian-law security being granted over the shares and assets of certain Tanzanian subsidiaries of the Company.

In connection with the Bridge Loan Facility Agreement, the Company and the debenture holders amended certain terms of the outstanding Senior Unsecured Convertible Debentures. Attached as Exhibit 10.2 is the form of Amended and Restated Senior Unsecured Convertible Debenture.

The foregoing descriptions of the Warrant to Purchase Ordinary Shares (the “Warrant Agreement”) and the Bridge Loan Facility Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of each of the Warrant Agreement and the Bridge Loan Facility Agreement, which are attached hereto as Exhibits 4.1 and 10.1, respectively. Any defined terms used, but not defined, herein have the definition in the Bridge Loan Facility Agreement.

The information in the above Explanatory Note and the attached Exhibit 4.1, 10.1 and 10.2 shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-272865 and 333-281189) and Form S-8 (File No. 333-274449) and the related prospectuses, respectively as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Bridge Loan Facility Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. In particular, the representations, warranties, covenants and agreements in the Bridge Loan Facility Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Bridge Loan Facility Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters as facts. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. Investors are not third-party beneficiaries under the Bridge Loan Facility Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Bridge Loan Facility Agreement, which subsequent information may or may not be fully reflected in parties’ public disclosures. Accordingly, you should not rely on the representations and warranties in the Bridge Loan Facility Agreement as characterizations of the actual state of facts about the parties.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Exhibit Index

Exhibit	Description of Exhibit
4.1	Warrant to Purchase Ordinary Shares dated August 8, 2025.
10.1#	Bridge Loan Facility Agreement dated August 8, 2025.
10.2	Form of Amended and Restated Senior Unsecured Convertible Debenture.
99.1	Press Release of the Company dated August 11, 2025.

#	Portions of this exhibit have been omitted as the Company has determined that (i) the omitted information is not material, and (ii) the omitted information is of the type that the Company customarily and actually treats as private and confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: August 11, 2025	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

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